

JOHNSON EQUITY INCOME COMPOSITE STRATEGY

FOURTH QUARTER 2023



CONTENTS

A STABLE FIRM BUILT FOR OUR CLIENT'S NEEDS

- Founded in 1965
- Headquarters in Cincinnati, OH with a satellite office in Chicago, IL
- Division of Johnson Investment Counsel
- Independent and 100% employee-owned
- Over $4.8 billion in institutional assets under management—over $18.5 billion* in firm assets under management

"Tim Johnson founded the firm on the idea of merging proven portfolio management with his genuine interest in helping people and institutions."

Jason Jackman, CFA – Chief Executive Officer

AUM as of 12/31/2023

INSTITUTIONAL ASSETS & CAPABILITIES

Institutional Accounts by Client Type:



Corporate 36%
Endowment & Foundation 23%
Union/Multi-Employer/Taft-Hartley 13%
High Net Worth Individuals 9%
Sub-Advisory/ Insurance 8%
Public Funds (Government) 7%
Health Care 4%

Institutional Capabilities:

Fixed Income Investment Strategies
- Short Duration
- Intermediate
- Core
- Core Plus
- Long Duration
- Custom Liability-Driven Investment

Equity Investment Strategies
- Enhanced Index
- SMID Cap Core
- Equity Income

Investment Vehicles
- Separate Accounts
- Mutual Funds

Note: All data as of 12/31/2023

EQUITY INCOME INVESTMENT TEAM

Charles Rinehart, CFA, CAIA
Chief Investment Officer, Principal
13 years

Portfolio Strategy Team

Charles Rinehart, CFA, CAIA
Chief Investment Officer, Principal
13 years

William Jung, CFA
Senior Research Analyst, Principal
24 years

Eric Bachus, CFA
Associate Portfolio Manager
5 years

Sector Analysts

William Jung, CFA
Senior Research Analyst, Principal
Financials, Energy, Utilities
24 years

Chris Godby, CFA
Senior Research Analyst
Technology, Communication Services
18 years

Bryan Andress, CFA
Senior Research Analyst, Principal
Consumer Discretionary, Industrials, Materials,
11 years

Joe Abbott, CFA
Senior Research Analyst
Consumer Staples, Health Care, Real Estate
6 years

Zack Berohn
Research Associate
1 year

Chris Gray
Research Associate
1 year

Ryan Hogan
Research Associate
1 year



INVESTMENT OBJECTIVE

Objective

The Johnson Equity Income strategy seeks to consistently outperform the S&P 500 Index over a full market cycle. We seek to protect and enhance the spending power of capital over time through a focused discipline on quality and yield.

We build structural advantage into portfolios by:

» Eliminating low quality securities from our investment universe
» Focusing on providing lasting and growing shareholder income return
» Reducing volatility to maximize the power of compounding returns

Portfolio

» U.S. large cap equity universe

» Bottoms-up security selection

» Market cap over $2 billion

» Diversified portfolio of 40-60 securities

» Historically lower volatility than the S&P 500

» Expected annual turnover between 20 - 40%

» Emphasis on quality companies with reliable shareholder income return streams

WHY QUALITY MATTERS

History has taught us over time that competitive pressure and economic cyclicality can topple unprepared businesses and cause permanent losses for investors. The key to navigating the unpredictability of the market and avoid "disastrous loss" is to focus on quality companies that can fight off competition and have corporate structures that can survive economic turmoil over the full market cycle.

% OF STOCKS IN S&P 500 EXPERIENCING A "DISASTROUS LOSS"

Energy	62%
Consumer Discretionary	40%
Financials	37%
Communication Services	33%
S&P 500	**25%**
Real Estate	18%
Materials	18%
Information Technology	17%
Industrials	15%
Health Care	11%
Consumer Staples	10%
Utilities	9%

Note: "Disastrous Loss" defined as a 70% decline in price from peak levels which is not recovered. S&P 500 universe based on holdings in the index from 2006 to 2023.

❯ SOURCE: JOHNSON ASSET MANGEMENT, FACTSET

WHAT IS "QUALITY"?

Most investors claim they invest in high quality companies, but fewer can succinctly describe what that means. For us, high quality investments are in companies with high returns on investment, stable to expanding profitability, and low leverage that provides financial stability. Over time, investing in companies with these characteristics has provided better returns with lower risk.



HIGH QUALITY STOCKS VS. LOW QUALITY STOCKS

Note: Return and volatility data based on period 1/1/1997 – 12/31/2023. 'High Quality' defined as Russell 1000 stocks that ranked in top quintile of a proprietary quality multi-factor ranking that includes factors related to profitability, stability of fundamentals, and leverage. 'Low Quality' defined as Russell 1000 stocks that ranked in the bottom quintile of the same proprietary quality multi-factor ranking.

SHAREHOLDER YIELD – A SIGNAL OF QUALITY

A sign of a healthy business with a strong balance sheet is that of a company that returns capital to their shareholders via dividends, net share repurchases and net debt reduction. Unlike other accounting-based measures of corporate profitability, shareholder yield is easily measured and difficult to manipulate.

Companies that prioritize shareholder yield have outperformed non-payers with less risk over time.





Left and Right Chart: Data from 12/31/1984 to 12/31/2023 based on the Russell 1000 Equal-Weighted universe.

❯ SOURCE: FACTSET

JOHNSON ASSET MANAGEMENT

THE IMPORTANCE OF DIVIDEND INCOME

Equity income investing provides a means by which investors can generate real income growth to meet current and future income needs. Dividends provide an effective inflation hedge to portfolio income streams and a growing percentage of a balanced portfolio's income.

Over the last 20 years, dividends have grown to account for greater than 50% of the total income generated by a 60/40 balanced portfolio.

DIVIDEND GROWTH VS. CPI BY DECADE



12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
1940s
1950s
1960s
1970s
1980s
1990s
2000s
2010s
Since 2000
Post-WWII
Dividend Growth
CPI

60/40 PORTFOLIO - INCOME CONTRIBUTION



90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
1/1/1976
1/1/1979
1/1/1982
1/1/1985
1/1/1988
1/1/1991
1/1/1994
1/1/1997
1/1/2000
1/1/2003
1/1/2006
1/1/2009
1/1/2012
1/1/2015
1/1/2018
1/1/2021
Equity Income %
Bond Income %

Left Chart: Dividend growth is based on S&P 500 Composite; CPI is based on Consumer Price Index – All Urban Consumers.

Right Chart: 60/40 portfolio based on 60% equities and 40% bonds. Equity Income % is based on S&P 500 Composite dividend yield. Bond Income % is based on Bloomberg U.S. Aggregate Yield-to-Worst used for period 1/1/1976 to 12/31/2023.

SOURCE: JOHNSON ASSET MANAGEMENT, BLOOMBERG, HTTP://WWW.ECON.YALE.EDU/~SHILLER/DATA.HTM

INVESTMENT PROCESS: IDEA GENERATION



Equity Income Universe

» Market cap over $2 billion

» Increasing shareholder yield through dividend increases, buybacks and/or debt reduction

» Social responsibility criteria

Quality Review

» Strong management team

» Sustainable competitive advantage

» Strong balance sheet

» High quality earnings stream

Valuation Discipline

» Securities will not be purchased unless there is a compelling valuation opportunity

» Primary tool is discounted cash flow

Portfolio Risk

» Every name is evaluated in the context of portfolio volatility and bear market sensitivity

Equity Income Portfolio

» Diversified portfolio of 40-60 securities

INVESTMENT PROCESS: FUNDAMENTAL ANALYSIS

Dedicated sector analysts leverage their depth of company and industry knowledge to further analyze and assess companies based on quality and valuation.

QUALITY

- Reliability and experience of management team
- Superior industry fundamentals
- Sustainable competitive advantage
- Balance sheet strength
- High quality of earnings

VALUATION

- Detailed financial modeling
- Discounted cash flow analysis
- Relative valuation versus sector, industry and peers
- Industry specific measures

PORTFOLIO CANDIDATE

ANALYST RECOMMENDATION → TEAM DISCUSSION → INVESTMENT DECISION

RISK MANAGEMENT & SELL DISCIPLINE

RISK MANAGEMENT

SECURITY LEVEL

- Quality companies with solid fundamentals
- Strong cash flows to support balance sheet
- Experienced management teams
- Avoid aggressive accounting methods
- Avoid major legal/regulatory issues
- Maximum initiation size of 4%

PORTFOLIO LEVEL

- Diversification by company, sector and industry
- Diversified portfolio of 40-60 securities
- Lower volatility than the index
- Deliver dividend yield greater than the S&P 500 Index
- Maintain a lower valuation than the market
- Maximum sector weight of 30%

SELL DISCIPLINE

- Price of a security has surpassed our fair value estimate
- We find a more compelling opportunity
- Security falls out of the investment universe
- Original fundamental thesis is no longer valid or has materially changed

TOP 10 STOCK HOLDINGS

NAME	% OF PORTFOLIO
ALPHABET INC	3.96%
MICROSOFT CORP	3.65%
NASDAQ INC	3.27%
CENCORA INC	3.11%
DAMERICAN FINANCIAL GROUP INC OHIO	3.04%
CHEVRON CORP	3.02%
UNITEDHEALTH GROUP INC	2.99%
AMERICAN ELECTRIC POWER CO INC	2.98%
ALLIANT ENERGY CORP	2.91%
WILLIAMS COS INC	2.89%

Note: Data as of 12/31/2023. Model holdings are subject to change. There is no assurance that any of the securities shown still remain in the portfolio at the time you received this fact sheet. The Top Ten Holdings, as well as the other data presented, are as of the period indicated, and should not be considered a recommendation to purchase, hold, or sell any particular security. It should not be assumed that any of the Top Ten Holdings were or will be profitable going forward.

SOURCE: JOHNSON ASSET MANAGEMENT

PORTFOLIO STATISTICS

RISK / RETURN



UPSIDE / DOWNSIDE



	REURN	STANDARD DEVIATION	UPSIDE CAPTURE	DOWNSIDE CAPTURE	MAXIMUM DRAWDOWN LOSS VALUE	SHARPE RATIO	ALPHA
JOHNSON EQUITY INCOME (NET)	8.95%	13.64%	88.29%	91.70%	-43.31%	0.55	0.26
S&P 500 INDEX	9.69%	14.89%	100.00%	100.00%	-50.95%	0.56	0.00
LIPPER EQUITY INCOME INDEX	7.90%	13.90%	87.30%	94.71%	-50.73%	0.47	0.85

Note: Statistics shown are relative to the S&P 500 Index based on performance from 1/1/2004 through 12/31/2023. Past performance is not indicative of future results. This presentation is supplemental information to the Johnson Investment Counsel performance disclosures. Gross returns shown are before investment advisory fees, but after transaction expenses. Net returns shown reflect gross performance less the highest fee schedule for this strategy. The investment management fee schedule for this strategy is as follows: 1.00% on the first $1 million, 0.80% on the next $2 million, 0.60% on the next $2 million, and 0.50% thereafter. All discretionary, tax-exempt equity portfolios with an investment objective of the Johnson Equity Income approach are included in this composite. The inception date for this composite is January 1, 2004. The S&P 500 is the Composite's primary benchmark and the Lipper Equity Income Index is a supplemental index. The Lipper Equity Income Funds Index is an unmanaged index that tracks funds seeking relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.

❯❯ SOURCE: JOHNSON ASSET MANAGEMENT, ZEPHYR

PERFORMANCE

JOHNSON EQUITY INCOME COMPOSITE
(periods ending 12/31/2023)



ANNUAL RETURNS

	2023	2022	2021	2020	2019	2018	2017	2016	2015	2014
JOHNSON EQUITY INCOME (NET)	13.42%	-9.74%	25.96%	12.24%	34.07%	-2.68%	25.03%	12.16%	-6.56%	7.73%
S&P 500	26.29%	-18.11%	28.71%	18.40%	31.49%	-4.38%	21.83%	11.96%	1.38%	13.69%
LIPPER EQUITY INCOME INDEX	10.12%	-5.58%	24.57%	4.72%	26.38%	-6.61%	16.43%	14.34%	-2.96%	10.69%

Note: This presentation is supplemental information to the Johnson Investment Counsel performance disclosures. Gross returns shown are before investment advisory fees, but after transaction expenses. Net returns shown reflect gross performance less the highest fee schedule for this strategy. The investment management fee schedule for this strategy is as follows: 1.00% on the first $1 million, 0.80% on the next $2 million, 0.60% on the next $2 million, and 0.50% thereafter. All discretionary, tax-exempt equity portfolios with an investment objective of the Johnson Equity Income approach are included in this composite. The inception date for this composite is January 1, 2004. The S&P 500 is the Composite's primary benchmark and the Lipper Equity Income Index is a supplemental index. The Lipper Equity Income Funds Index is an unmanaged index that tracks funds seeking relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities.

❯ SOURCE: JOHNSON ASSET MANAGEMENT, ZEPHYR



YTD CONTRIBUTORS TO RETURN

TOP 5 CONTRIBUTORS

- Microsoft Corp
- Alphabet Inc
- Adobe Inc
- Intuit
- Apple Inc

BOTTOM 5 CONTRIBUTORS

- Dollar Gen Corp
- M&T Bank Corp
- American Electric Power Co Inc
- Fidelity Natl Information Services
- Chevron Corp

Note: Top and bottom contributors are Johnson Equity Income Composite holdings from 12/31/2022 –. 12/31/2023

SOURCE: JOHNSON ASSET MANAGEMENT

PERFORMANCE VS. PEER UNIVERSE



JOHNSON EQUITY INCOME COMPOSITE VS LIPPER EQUITY INCOME FUNDS UNIVERSE

● JOHNSON EQUITY INCOME COMPOSITE (NET)
▲ LIPPER EQUITY INCOME IX
◆ S&P 500

☐ 5TH TO 25TH PERCENTILE
☐ 25TH PERCENTILE TO MEDIAN
☐ MEDIAN TO 75TH PERCENTILE
■ 75TH TO 95TH PERCENTILE

Note: Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this strategy. Returns as of 12/31/2023. Lipper Equity Income Funds Universe is composed of funds that, by prospectus language and portfolio practice, seek relatively high current income and growth of income by investing at least 65% of their portfolio in dividend-paying equity securities. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. Past performance is not indicative of future returns.



PERFORMANCE VS. PEER UNIVERSE

JOHNSON EQUITY INCOME COMPOSITE VS LIPPER LARGE CAP CORE FUNDS UNIVERSE



● JOHNSON EQUITY INCOME COMPOSITE (NET)

▲ LIPPER EQUITY INCOME IX

◆ S&P 500

☐ 5TH TO 25TH PERCENTILE

☐ 25TH PERCENTILE TO MEDIAN

▨ MEDIAN TO 75TH PERCENTILE

▨ 75TH TO 95TH PERCENTILE

Note: Johnson Equity Income Fund returns shown reflect gross performance less a 1% fee for this strategy. Returns as of 12/31/2023. Lipper Large Cap Core Funds Universe is composed of funds that, by portfolio practice, invest at least 75% of their equity assets in companies with market capitalizations (on a three-year weighted basis) above Refinitiv Lipper's USDE large-cap floor. The S&P 500 is the Fund's primary benchmark and the Lipper Equity Income Index is a supplemental index. Past performance is not indicative of future returns.

❯ SOURCE: ZEPHYR

JOHNSON ASSET MANAGEMENT

EQUITY INCOME COMPOSITE

	COMPOSITE-GROSS OF FEES	COMPOSITE-NET OF FEES	BENCHMARK	3-YEAR STD DEV COMPOSITE	3-YEAR STD DEV BENCHMARK	NUMBER OF PORTFOLIOS	COMPOSITE ASSETS ($MM)	FIRM ASSETS ($MM)	COMPOSITE DISPERSION
2023	14.47%	13.34%	26.29%	15.73%	17.54%	3	621.34	12,621	n/a
2022	-8.81%	-9.73%	-18.11%	19.76%	21.16%	3	555.10	11,862	n/a
2021	27.29%	26.05%	28.71%	16.95%	17.41%	4	614.88	12,809	n/a
2020	13.29%	12.17%	18.40%	17.56%	18.79%	4	470.30	10,354	n/a
2019	35.11%	33.79%	31.49%	10.78%	12.10%	5	424.79	9,315	n/a
2018	-1.10%	-2.09%	-4.38%	10.56%	10.95%	17	345.84	10,789	2.03
2017	25.93%	24.70%	21.83%	9.99%	10.07%	11	261.65	10,393	3.86
2016	13.62%	12.50%	11.96%	10.69%	10.74%	12	220.94	9,317	4.90
2015	-5.22%	-6.17%	1.38%	10.85%	10.62%	10	193.82	8,072	0.80
2014	8.76%	7.68%	13.69%	9.44%	9.10%	8	204.41	8,186	n/a

Johnson Investment Counsel, Inc. (JIC), is an independent and privately owned Midwestern based investment advisory firm registered with the Securities and Exchange Commission. JIC claims compliance with the Global Investment Performance Standards (GIPS®) and has prepared and presented this report in compliance with the GIPS standards. JIC has not been independently verified.

Composite: The Johnson Equity Income composite was created on 7/31/2004, with an inception date of 1/1/2004 and includes all fee paying, fully discretionary, tax-exempt equity portfolios with a minimum of $500,000 and an investment objective of 100% Equity Income. The gross return of the Johnson Equity Income Fund is included in this composite. The benchmark for this composite is the S&P 500 Index, a broadly diversified large cap equity universe of U.S. companies. Prior to 2008, the minimum asset size for inclusion was $250,000. Eligible new portfolios are included in the composite the first full month after they have been deemed to be fully invested. The returns from terminated portfolios are included prior to the date of termination. Effective January 2010, a portfolio will be temporarily removed from this composite if it experiences a net inflow or outflow of cash of 30% or more during a one-month period. No leverage is used in the Composite portfolios. Portfolios in this composite include cash, cash equivalents, investment securities, interest and dividends. The U.S. dollar is the base currency. Prior to 2010, equity portfolios that were segments of balanced portfolios, is included in this composite and cash was maintained on a pro-rata basis in accordance with our asset allocation ratio.

Performance and Fee: All returns reflect the reinvestment of investment income (dividends and/or interest) and capital gains. Valuations and returns are stated in U.S. dollars. Trade date accounting is used. Portfolio returns are calculated using time weighed return methodology on a monthly basis. Net returns shown reflect gross performance less the highest fee schedule for this strategy deducted monthly. The investment management fee schedule for this strategy is as follows: 1.00% on the first $1 million, 0.80% on the next $2 million, 0.60% on the next $2 million, and 0.50% thereafter.

Dispersion: Internal dispersion is calculated using equal weighted standard deviation of annual gross returns of those portfolios that were included in the composite for the entire year. The 3-year annualized ex-post standard deviation is calculated using gross monthly returns to measure the average deviations of returns from its mean.

Firm Definition: Johnson Investment Counsel, Inc. provides professional and continuous investment management and counsel to a wide array of clients, including individuals, corporations, retirement plans, foundations and endowments.

Information: Policies for valuing investments, calculating performance, and preparing GIPS Reports are available upon request. The firm's list of broad distribution pooled funds is available upon request. Please contact our office at (513) 661-3100 or 3777 West Fork Road, Cincinnati, OH 45247. GIPS® is a registered trademark of CFA Institute. CFA Institute does not endorse or promote this organization, nor does it warrant the accuracy or quality of the content contained herein

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JOHNSONASSET.COM

513.389.2770



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IMPORTANT DISCLOSURES

Disclosure: One of our most responsibilities to client and prospective clients is to communicate in an open and direct manner. Some of our comments in this presentation are based on current management expectations and are considered "forward-looking statements". Actual future results, however, may prove to be different from our expectations. We cannot promise future results. Any performance expectations presented here should not be taken as any guarantee or other assurance as to future results. Our opinions are a reflection of our best judgement at the time this presentation was created, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events or otherwise. The material contained herein is based upon proprietary information and is provided purely for reference and as such is confidential and intended solely for those to whom it was provided by JIC.

Investors should carefully consider the investment objectives, risks, charges, and expenses of the Fund before investing. The prospectus, which contains more complete information about these and other matters, should be read carefully before investing. To obtain a prospectus, please call (513) 661-3100.